UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 [Rule 13d-101]

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                MMC ENERGY, INC.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                    55312Q208
                                 (CUSIP Number)

                              Edward P. Smith, Esq.
                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                            New York, New York 10112
                                 (212) 408-5100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 7, 2008
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 55312Q208               SCHEDULE 13D

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS

      KARL W. MILLER
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]
                                                           (b) [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS

      PF and SC
--------------------------------------------------------------------------------
  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                         [ ]

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      US
--------------------------------------------------------------------------------
     NUMBER             7    SOLE VOTING POWER

    OF SHARES           651,328
                        --------------------------------------------------------
   BENEFICIALLY         8    SHARED VOTING POWER

      OWNED             0
                        --------------------------------------------------------
     BY EACH            9    SOLE DISPOSITIVE POWER

    REPORTING           701,328
                        --------------------------------------------------------
     PERSON             10    SHARED DISPOSITIVE POWER

      WITH              0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      701,328
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                           [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

CUSIP No. 55312Q208               SCHEDULE 13D

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS

      ENERGY HOLDINGS LIMITED LLC
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]
                                                           (b) [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                         [ ]

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
     NUMBER             7    SOLE VOTING POWER

    OF SHARES           559,386
                        --------------------------------------------------------
   BENEFICIALLY         8    SHARED VOTING POWER

      OWNED             0
                        --------------------------------------------------------
     BY EACH            9    SOLE DISPOSITIVE POWER

    REPORTING           559,386
                        --------------------------------------------------------
     PERSON             10    SHARED DISPOSITIVE POWER

      WITH              0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      559,386
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                           [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------

CUSIP No. 55312Q208               SCHEDULE 13D

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS

      WILLIAM EASON
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]
                                                           (b) [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS

      PF and OO
--------------------------------------------------------------------------------
  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                         [ ]

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      US
--------------------------------------------------------------------------------
     NUMBER             7    SOLE VOTING POWER

    OF SHARES           567,447*
                        --------------------------------------------------------
   BENEFICIALLY         8    SHARED VOTING POWER

      OWNED             0
                        --------------------------------------------------------
     BY EACH            9    SOLE DISPOSITIVE POWER

    REPORTING           8,061
                        --------------------------------------------------------
     PERSON             10    SHARED DISPOSITIVE POWER

      WITH              0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      567,447*
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                           [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

* 559,386 out of these 567,447 Shares represent the aggregate number of Shares held by Energy Holdings Limited LLC ("EHL"). Pursuant to the Limited Liability Company Agreement of EHL, Mr. Eason, as the managing member of EHL, has sole voting power with respect to all of the Shares held by EHL. Mr. Eason expressly disclaims any beneficial ownership of such Shares, and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Mr. Eason is the beneficial owner of such Shares for purposes of
Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Item 1.  Security and Issuer.

This statement relates to shares of the Common Stock, $0.001 par value (the "Shares"), of MMC Energy, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 26 Broadway, Suite 907, New York, New York 10004.

Item 2.  Identity and Background.

This statement is filed by Energy Holdings Limited LLC, a Delaware limited liability company ("EHL"), Karl W. Miller and William Eason, in his individual capacity and as the Managing Member of EHL. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6 and attached as Exhibit A hereto. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

The principal business and office address of EHL is Chadbourne & Parke LLP (Attn: Edward P. Smith), 30 Rockefeller Plaza, New York, New York 10112.

The principal business address of Mr. Miller is 411 Bradley Creek Point Road, Wilmington, North Carolina 28403.

The principal business address of William Eason is 711 Forest Hills Drive, Wilmington, North Carolina 28403.

The principal business of EHL is to engage in any lawful business that may be engaged in by a limited liability company organized under the Delaware Limited Liability Company Act, as in effect from time to time.

The principal occupation of Mr. Miller is private investor. Mr. Miller is the Founder of the Issuer and was its Chairman and CEO from its founding in May 2006 until October 17, 2007 and its CEO through December 9, 2007. He was also a director of the Issuer through February 14, 2008. Mr. Miller and the Issuer entered into a Separation Agreement on February 7, 2008. Mr. Miller also served as the Managing Partner of MMC Energy North America LLC, the Issuer's predecessor, and its affiliate from August 2002 to May 2006.

The principal occupation of William Eason is private investor.

No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

EHL is a limited liability company organized under the laws of the State of Delaware. Mr. Miller and Mr. Eason are each citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

The members of EHL entered into the Limited Liability Company Agreement of Energy Holdings Limited LLC dated as of March 7, 2008 (the "LLC Agreement"), pursuant to which EHL subscribed for an aggregate of 559,386 Shares from its members in consideration for the issuance of membership interests in EHL to its members.

Mr. Miller acquired 651,328 Shares with his personal funds. In addition, Mr. Miller holds options to acquire 50,000 Shares which were granted to him by the Issuer while he was an employee of the Issuer, and which are currently exercisable.

Mr. Eason, as the managing member of EHL, has sole voting power with respect to all of the 559,386 Shares held by EHL. Mr. Eason acquired 8,061 Shares with his personal funds.

Item 4.  Purpose of Transaction.

EHL subscribed for its Shares from its members in connection with the formation of EHL. Mr. Miller and Mr. Eason acquired their respective Shares based on their belief that the Shares, when purchased, represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons reserve the right to dispose of any or all of their Shares in the open market or otherwise, at any time and from time to time and to engage in any hedging or similar transactions.

On March 7, 2008, EHL and Mr. Eason delivered notice to the Issuer regarding the Reporting Persons' intent to nominate a slate of directors for election at the Issuer's 2008 Annual Meeting of Stockholders (the "Annual Meeting"), and of their intention to solicit proxies from the Issuer's stockholders in connection therewith. Such letter also notes that EHL, Mr. Miller and Mr. Eason may be soliciting proxies in support of other stockholder proposals intended to prevent the current MMC Board members or management from taking action to obstruct the ability of stockholders to consider the alternative slate of nominees for director. A copy of such letter is attached as Exhibit B to this Schedule 13D and incorporated by reference herein. Any description herein of such letter is qualified in its entirety by reference to such letter.

The Reporting Persons intend to nominate a slate of directors for election at the Annual Meeting and propose other actions at the Annual meeting intended to prevent the current MMC Board members or management from taking action to obstruct the ability of stockholders to consider the alternative slate of nominees for director, and upon finalization of their proxy materials, intend to solicit proxies from the stockholders of the Issuer in order to have their nominees elected and such other proposals adopted.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of
Schedule 13D except as set forth in this Schedule 13D or such as would occur upon completion of any of the actions discussed above. Each of the Reporting Persons intends to review his/its investment in the Issuer on a continuing basis and engage in discussions with management and the Board of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, each of the Reporting Persons may in the future take such actions with respect to his/its investment in the Issuer as he/it deems appropriate including, without limitation, making other proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of his/its Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing his/its intention with respect to any and all matters referred to in this Item 4.

 Item 5.  Interest in Securities of the Issuer.

(a) The aggregate percentage of Shares reported as owned by each person named herein is based upon 13,917,347 Shares outstanding, which is the number of Shares reported to be outstanding as of February 29, 2008 in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 12, 2008. As of the close of business on March 14, 2008, the Reporting Persons beneficially owned an aggregate of 1,268,775 Shares constituting approximately 9.1% of the outstanding Shares.

As of the close of business on March 14, 2008, EHL beneficially owned 559,386 Shares, constituting approximately 4.0% of the outstanding Shares.

As of the close of business on March 14, 2008, Mr. Miller beneficially owned 701,328 Shares, constituting approximately 5.0% of the outstanding Shares.

As of the close of business on March 14, 2008, Mr. Eason beneficially owned 8,061 Shares, constituting less than 0.1% of the outstanding Shares.

Mr. Eason, as the managing member of EHL, has sole voting power with respect to all of the 559,386 Shares held by EHL. Mr. Eason expressly disclaims any beneficial ownership of such Shares held by EHL, and neither the filing of this
Schedule 13D nor any of its contents shall be deemed to constitute an admission that Mr. Eason is the beneficial owner of such Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(b) EHL has the sole power to vote and dispose of the 559,386 Shares beneficially owned by it reported in this Schedule 13D. Pursuant to the LLC Agreement, (i) Mr. Eason, as managing member of EHL, has the sole power to vote all such Shares by EHL, and (ii) the holders of two thirds (66 2/3%) of EHL's outstanding membership interests are required to approve any disposition by EHL of such Shares.

Mr. Miller has the sole power to vote and dispose of the 701,328 Shares beneficially owned by him reported in this Schedule 13D (provided that he does not own or have the power to vote the 50,000 Shares subject to his Issuer stock options).

(c) Schedule I attached hereto lists all transactions in the Shares during the past sixty days by the Reporting Persons. Unless otherwise indicated on Schedule I, all of such transactions were effected in the open market.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On March 7, 2008, the Reporting Persons entered into a Joint Filing Agreement in which, among other things, the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. A copy of this agreement is attached hereto as Exhibit A and is incorporated herein by reference. Any description of such agreement contained herein is qualified in its entirety by reference to such agreement.

On March 7, 2008, Mr. Eason and the other members of EHL entered into the LLC Agreement pursuant to which, among other things, the parties agreed to provisions regarding the transfer and voting of the Shares held by EHL.

As described in Item 4 above, the Reporting Persons intend to nominate a slate of directors for election at the Issuer's 2008 Annual Meeting and to solicit proxies from the Issuer's stockholders in connection therewith.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

Exhibit A     Joint Filing Agreement by and among Karl W. Miller, William
              Eason and Energy Holdings Limited LLC, dated March 7, 2008.

Exhibit B Letter dated March 7, 2008 notifying the Issuer of EHL's and Karl W. Miller's intention to nominate a slate of directors for election at the Issuer's 2008 Annual Meeting and to solicit proxies from the Issuer's stockholders in connection therewith.

                                   SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2008



/s/ Karl W. Miller
------------------------------
Karl W. Miller



/s/ William Eason
------------------------------
William Eason



ENERGY HOLDINGS LIMITED LLC


By: /s/ William Eason
   ---------------------------
   Name:   William Eason
   Title:  Managing Member

                                  EXHIBIT INDEX



Exhibit A     Joint Filing Agreement by and among Karl W. Miller, William Eason and Energy Holdings Limited LLC, dated March 7, 2008.

Exhibit B     Letter dated March 7, 2008 notifying the Issuer of EHL's and Karl
              W. Miller's intention to nominate a slate of directors for election at the Issuer's 2008 Annual Meeting and to solicit proxies from the Issuer's stockholders in connection therewith.

Schedule I

(1) The following table sets forth all transactions with respect to Shares effected during the past 60 days by Karl W. Miller.

Date of Transaction                                 Shares Purchased                                     Price Per Share
2/29/2008                                                  200                                                  $2.90
3/3/2008                                                  1,200                                                 $2.90
3/4/2008                                                   119                                                  $2.90
3/5/2008                                                   500                                                  $2.90
3/5/2008                                                   310                                                  $2.75
3/6/2008                                                  1,500                                                 $2.80
3/10/2008                                                  900                                                  $2.75
3/11/2008                                                 2,400                                                 $2.75
3/11/2008                                                 2,500                                                 $2.70
3/11/2008                                                  400                                                  $2.60
3/12/2008                                                 3,500                                                 $2.56
3/13/2008                                                  500                                                  $2.45
3/14/2008                                                36,000                                                 $2.40
3/14/2008                                                 7,042                                                 $2.35


(2) On March 7, 2008, EHL subscribed for an aggregate of 559,386 shares from its members for the issuance of membership interests in EHL in connection with the formation of EHL. Mr. Eason, as a member of EHL, contributed 153,174 such Shares to EHL.

                                                                       EXHIBIT A

                             JOINT FILING AGREEMENT

         WHEREAS, each of the undersigned is a stockholder, direct or beneficial, of MMC Energy, Inc, a Delaware corporation (the "Company");

         WHEREAS, Energy Holdings Limited LLC, a Delaware limited liability company ("EHL"), Karl W. Miller and William Eason intend to nominate a slate of directors for election at the Company's 2008 Annual Meeting ("Annual Meeting") and to solicit proxies from the Company's shareholders in connection therewith;

         NOW, IT IS AGREED, this 7th day of March, 2008 by the parties hereto, intending to be legally bound hereby:

         1. In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each of the undersigned (collectively, the "Group") agrees to the joint filing on behalf of each of them of any Schedule 13D under the Exchange Act ("Schedule 13D") with respect to the securities of the Company to the extent required under applicable securities laws. Each of the undersigned further agrees to the joint filing of any necessary amendments to the Schedule 13D. Each member of the Group shall be responsible for the accuracy and completeness of his/its own disclosure therein, and is not responsible for the accuracy and completeness of the information concerning the other members, unless such member knows or has reason to know that such information is inaccurate.

         2. So long as this Agreement is in effect, each of the undersigned shall provide written notice to Chadbourne & Parke LLP ("Chadbourne") and to the other parties of (a) any of their purchases or sales of securities of the Company or (b) any securities of the Company over which they acquire or dispose of beneficial ownership. Notice shall be given no later than twenty-four (24) hours after each such transaction.

         3. The relationship of the parties hereto shall be limited to carrying on the business of the Group in accordance with the terms of this Agreement. Such relationship shall be construed and deemed to be for the sole and limited purpose of carrying on such business as described herein. Nothing herein shall be construed to authorize any party to act as an agent for any other party, or to create a joint venture or partnership, or to constitute an indemnification. Nothing herein shall restrict any party's right to purchase securities of the Company, as he/it deems appropriate, in his/its sole discretion.

         4. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

         5. In the event of any dispute arising out of the provisions of this Agreement, the parties hereto consent and submit to the exclusive jurisdiction of the Federal and State Courts in the State of New York.

         6. The obligations of each party under this Agreement terminate automatically without any further action on the part of such party on the third business day following the conclusion of the 2008 Annual Meeting.

         7. Each party acknowledges that Chadbourne shall act as counsel for each of EHL, Karl W. Miller and William Eason.

         8. Each of the undersigned parties hereby agrees that this Agreement shall be filed as an exhibit to the Schedule 13D pursuant to Rule
13d-1(k)(1l)(iii) under the Exchange Act.

         9. Each party hereby constitutes and appoints Karl W. Miller as his/its true and lawful attorney-in-fact and agent, with full power of substitution, for him or it and in his or its name, place and stead, in any and all capacities, to sign the Schedule 13D and any and all amendments to the Schedule 13D and to file the same, with all exhibits thereto, and other documents in connection therewith, with authority to do and perform each and every act requisite and necessary to be done in connection therewith in and about the premises as fully to all intents and purposes as he or it might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                     [REST OF PAGE INTENTIONALLY LEFT BLANK]

                                                       /s/ Karl W. Miller
                                                --------------------------------
                                                           Karl W. Miller


                                                       /s/ William Eason
                                                --------------------------------
                                                           William Eason



                                               ENERGY HOLDINGS LIMITED LLC


                                                By     /s/ William Eason
                                                  ------------------------------
                                                           William Eason

                                                                       EXHIBIT B


         VIA EMAIL AND COURIER

         March 7, 2008

         The Board of Directors
         MMC Energy, Inc.
         26 Broadway, Suite 960
         New York, NY 10004

         Gentlemen,

         We are writing to advise that Energy Holdings Limited LLC ("EHL") and Karl W. Miller intend to file a Schedule 13D with the Securities and Exchange Commission ("SEC") indicating their intent to solicit proxies for the election of their nominees for director at the 2008 annual meeting of shareholders of MMC Energy, Inc. ("MMC").

         In addition, EHL and Mr. Miller request that the annual meeting of shareholders of MMC be advanced to April 2008 from the previously scheduled date in May. EHL and Mr. Miller have retained Chadbourne and Parke LLP as legal counsel to represent their shareholder interests.

         EHL represents a majority of MMC's founding shareholders. Together, EHL and Mr. Miller represent 8.6% of the 13,917,347 outstanding shares of MMC, and intend to nominate a combination of directors, the majority of whom are execution-oriented energy executives with experience in managing growth businesses.

         MMC is an early stage micro-cap development and growth company, facing critical issues that must be addressed immediately. Consistent with building shareholder confidence, the EHL slate is prepared to put personal capital at risk in the form of open market purchases of MMC stock and will further reduce cost by accepting reduced fees for their services as directors of a revamped MMC.

         Additionally, Mr. Miller has committed to purchasing up to an additional $1 million of MMC stock personally should our proposed directors be elected. The majority of the current directors and managers have minimal capital invested in MMC.

         MMC's market value has deteriorated to $37 million ($2.75 per share trade price on March 5, 2008). We are concerned that cash reserves are being depleted and the low stock price and the lack of liquidity will prevent MMC from ever realizing its true market value. The majority of EHL's nominees for director will be experienced energy executives with the execution capabilities required to position MMC for its stated and strategic future growth enhancing shareholder value.

         As previously stated in this letter, EHL and Mr. Miller request that the annual meeting of shareholders currently scheduled for May 2008 be advanced to April 2008 so shareholders can promptly consider a new slate of directors that will take specific action to reposition MMC for future growth.

         EHL and Mr. Miller will protect MMC shareholders should the current board of directors and management take any action that may obstruct the ability of shareholders to consider the alternative slate of nominees for director.

         Additionally, the election of our proposed nominees will result in the immediate establishment of an executable growth-oriented strategy, substantial reduction in general and administrative costs by closing the New York City offices and relocating management and staff to California where the current operations are domiciled.

         In conclusion, this letter shall serve as a reminder that no shareholder is entitled to preferential disclosure of information as it pertains to MMC's strategy regarding the sale of all or part of its assets, a merger, acquisition or any other material corporate transaction. The dissemination to select MMC shareholders of such information that is not available to the public creates disadvantages to shareholders who are not privy to identical information and is prohibited by rules established by the SEC.

         If any MMC director or officer has held selective discussions or disseminated any such information with preference to any shareholders, MMC should promptly file a Form 8-K with the SEC and publish a general press release containing the contents of such privileged information.

         Respectfully,

         /s/ William Eason
         --------------------------
         G. William Eason, M.D.
         Founding Shareholder
         Managing Member of EHL